Exhibit 1

ENTERPRISE AND NAVIGATOR GAS TO BUILD

ETHYLENE EXPORT TERMINAL

Houston, Texas and London, England (January 31, 2018) — Enterprise Products Partners L.P. (NYSE: EPD) and Navigator Holdings Ltd. (NYSE:NVGS) announced today that they have entered into a 50/50 joint venture to build a new ethylene export facility along the U.S. Gulf Coast that will have the capacity to export approximately 1 million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The facilities are expected to be in service by the first quarter of 2020. The project is supported by long-term contracts with anchor customers that include U.S. ethylene producer Flint Hills Resources and a major Japanese trading company.

“This new ethylene export terminal will support the growing production of ethylene on the U.S. Gulf Coast by providing access to international markets,” said A.J. “Jim” Teague, chief executive officer of Enterprise’s general partner. “By 2021, the petrochemical industry is expected to expand aggregate ethylene production capacity in Texas and Louisiana by nearly 50 percent to approximately 90 billion pounds per year. The resulting rapid growth in the supply of U.S. ethylene, combined with increased demand from international markets, like Asia, creates an ideal scenario in which markets abroad are able to diversify their supply by accessing cost-advantaged feedstocks made possible by the shale revolution in the United States. This export terminal will also offer diversification opportunities for domestic petrochemical producers who will not have to rely solely on the export market for derivatives like polyethylene. We are very pleased to work with Navigator Gas in efforts to commercialize an industry-leading ethylene marine export terminal that offers unsurpassed connectivity to ethylene producers and pipeline and storage infrastructure.”

David Butters, chief executive officer of Navigator Gas, commented, “The strong, broad interest shown by prospective terminal customers during the initial marketing phase has reinforced our conviction on the critical need for an ethylene export terminal. It is clear that domestic producers value the opportunity to access global markets and international consumers consider the U.S. as a reliable and affordable source of ethylene to fuel their petrochemical manufacturing in Europe and the Far East. We are delighted to work with Enterprise on this project that promises to meet the needs of our customers and enables us to provide the seaborne transportation of the ethylene from producer to customer.”

Enterprise is also developing a high-capacity ethylene salt dome storage facility at its complex in Mont Belvieu, Texas. This storage facility will have a capacity of approximately 600 million pounds with an injection/withdrawal rate of 420,000 pounds per hour. The storage facility is expected to begin service in the first quarter of 2019 and will be designed to enable connections to the eight ethylene pipelines within a half-mile of the Enterprise ethylene storage system. In addition, Enterprise is building a new ethylene pipeline from Mont Belvieu to Bayport, Texas, which is scheduled to begin service in 2020.

The location and final investment decisions for the terminal are subject to reaching acceptable arrangements with local taxing authorities.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Our services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage and import and export terminals; crude oil gathering, transportation, storage and terminals; petrochemical and refined products transportation, storage and terminals; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems. The partnership’s assets include approximately 50,000 miles of pipelines; 260 million barrels of storage capacity for NGLs, crude oil, refined products and petrochemicals; and 14 billion cubic feet of natural gas storage capacity.

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our deep technical expertise and a modern versatile fleet.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and its general partner and/or Navigator Gas expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition, and other risk factors included in Enterprise’s and Navigator Gas’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Navigator Gas intends to update or revise their respective forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Enterprise Products

Randy Burkhalter, Investor Relations, (713) 381-6812 or (866) 230-0745

Rick Rainey, Media Relations (713) 381-3635

Navigator Gas

Oeyvind Lindeman, Chief Commercial Officer, +44 (0)20 7340 4575

Niall Nolan, Chief Financial Officer +44 (0) 20 7340 4852